February 18, 2020

Lisa N. Larkin
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Esoterica Thematic ETF Trust; File Nos. 333-233633 and 811-23473

Dear Ms. Larkin:

On September 5, 2019, Esoterica Thematic ETF Trust (the “Fund”) filed a registration statement on Form N-1A (the “Registration Statement”). The Fund has revised the disclosure in its Prospectus and Statement of Additional Information (“SAI”) in response to the letter we received from you, dated October 7, 2019, as indicated below. Please find also below a reiteration of your comments and the Fund’s responses, which the Fund has authorized Thompson Hine LLP to make on behalf of the Fund.

Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

Legal Comments

Comment 1.	Please revise the registration statement to incorporate the requirements of the recently-adopted final rule regarding exchange-traded funds. See Exchange-Traded Funds, Investment Company Act Release No. 33646 (September 25, 2019), available at https://www.sec.gov/rules/fina1/2019/33-10695.pdf; Exchange-Traded Funds, Investment Company Act Release No. 33140 (June 28, 2018), available at https://www.sec.gov/rules/proposed/2018/33-10515.pdf.

Response:	The Fund’s Registration Statement has been revised to incorporate the requirements of the recently-adopted final rule regarding exchange-traded funds.

Owen.Pinkerton@thompsonhine.com Phone: 202.263.4144	op 4838-0018-0649.4

Ms. Lisa N. Larkin
February 18, 2020

Prospectus

Page 1 – Expense Example

Comment 2.	Please delete the 5- and 10-year examples. See Form N-1A, Item 3, Instruction 6(b) (“For New Funds, complete only the 1- and 3-year period portions of the Example and estimate any shareholder account fees collected.”).

Response:	The requested revision has been made.

Page 2 – Principal Investment Strategies

Comment 3.	Please provide the staff with a courtesy copy of the “white paper” or similar documentation that describes the detailed index methodology of the Esoterica 5G Data Driven Economy Total Return Index. See Securities Act Rule 418(a), 17 CFR 230.418(a) (“The Commission or its staff may, where it is deemed appropriate, request supplemental information concerning the registrant, the registration statement, the distribution of the securities, market activities and underwriters’ activities.”).

Response:	Subsequent to filing the Registration Statement, the Fund has changed from a passively-managed fund to an actively-managed fund; therefore, references to the index methodology are no longer applicable and have been removed from Amendment 1 to the Registration Statement.

Comment 4.	In describing the companies that are eligible for inclusion in the index, you state:

•  Group 1: Infrastructure — The company’s business activities, products or services are instrumental in the development of 5G communication infrastructure network including core network, transmission, and radio access network, or cloud computing infrastructure.

•  Group 2: Edge Device — The company’s business activities, products or services are instrumental in the access of 5G networks by end users, including the edge device itself, such as cellular phone, or the key component within the edge device, such as a baseband processor.

•  Group 3: Services — The company’s business, activities, products, or services are enabled by the proliferation of 5G infrastructure and edge devices, which can be further categorized into enhanced mobile broadband (eMBB), massive machine type communications (mMTC) and ultra-reliable low latency communications (uRLLC).

Ms. Lisa N. Larkin
February 18, 2020

a.  Please explain what you mean by “instrumental.” Please specify what criteria the adviser uses to make a determination. Is there a threshold level or no threshold, e.g., could the activity, product, or service comprise 5% of a company’s business and be considered instrumental?

b.  Please provide a plain English definition of “edge device.”

c.  Please provide a plain English description of the types of products or services that would be included in Group 3.

Response:	Subsequent to filing the Registration Statement, the Fund has changed from a passively-managed fund to an actively-managed fund; therefore, references to the composition of an index are no longer applicable, but the definitions highlighted above still apply.

a. By “instrumental”, Esoterica Capital LLC (the “Adviser”) refers to companies that focus on or benefit from the development of new products or services, technological improvements and advancements in scientific research relating to the areas mentioned in each group based on the Adviser’s internal research and analysis.

b. The following plain English definition of “edge device” has been added to the prospectus as noted below:

The edge device is a type of networking device that connects an internal local area network with an external wide area network or the internet. The edge device provides interconnectivity and traffic translation between different networks on their entering edges or the network boundaries.

c. The possible products and services may include video streaming, cloud gaming, autonomous driving, augmented reality and virtual reality (AR/VR), Internet of Things (“IoT”), and remote surgery. Cloud gaming is a type of online gaming that aims to provide smooth and direct playability to end users of games across various devices. It could include a host gaming server capable of executing a gaming engine and streaming the gaming data to the client device. IoT is a system of interrelated computing devices, mechanical and digital machines, objects, animals or people that are provided with unique identifiers and the ability to transfer data over a network without requiring human-to-human or human-to-computer interaction.

Ms. Lisa N. Larkin
February 18, 2020

Comment 5.	You state, “Eligible Index components are common equity securities.” Please clarify whether you mean common stocks, other types of equity securities, or something else.

Response:	Subsequent to filing the Registration Statement, the Fund has changed from a passively-managed fund to an actively-managed fund; therefore, references to the components of an index are no longer applicable. As an actively-managed fund, under normal circumstances, substantially all of the Fund’s assets will be invested in equity securities, including common stocks, partnership interests, business trust shares and other equity investments or ownership interests in business enterprises.

Comment 6.	You state that the weighting of each of the three group is based on factors that include, “5G device penetration level.” Please revise the phrase to be in plain English.

Response:	Subsequent to filing the Registration Statement, the Fund has changed from a passively-managed fund to an actively-managed fund; therefore, references to the index are no longer applicable. The weightings of the three categories will be based on the Adviser’s internal research and analysis and may change over time.

Page 3 – Principal Investment Strategies

Comment 7.	You state that additional information regarding the index is available at www.esotericacap.com. However, the website is not operational. Please confirm that the website will be operational before you offer the Fund to potential investors.

Response:	Subsequent to filing the Registration Statement, the Fund has changed from a passively-managed fund to an actively-managed fund; therefore, references to the index are no longer applicable. The website www.esotericacap.com will be operational concurrent with the commencement of the Fund’s offering.

Comment 8.	You state that the fund may invest up to 20% of its total assets in securities or other investments not included in the index. Please specify what those investments are, e.g., equity, debt, derivatives, etc.

Response:	Subsequent to filing the Registration Statement, the Fund has changed from a passively-managed fund to an actively-managed fund; therefore, references to the index are no longer applicable. Outside of the 80% stated policy, the Fund will invest in cash and cash equivalents.

Ms. Lisa N. Larkin
February 18, 2020

Page 3 – Principal Investment Risks

Comment 9.	If the Fund is advised by or sold through an insured depository institution, state, “An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” See Form N-1A, Item 4(b)(1)(iii).

Response:	The Fund is not advised by or sold through an insured depository institution.

Comment 10.	Given the market in which the Fund is investing, will the total asset size of the constituent universe present any issues for the Fund if the Fund accumulates significant assets as a percentage of the total investable market? If so, please disclose any risks for investors that relate thereto. Please also explain whether the Fund would take any subsequent actions in order to mitigate those risks.

Response:	The Fund will continuously monitor its size in order to ensure that assets under management do not exceed availability of attractive investment opportunities in order to achieve its investment objective.

Comment 11.	In “Concentration Risk,” please change “is also expected to” to “will.” Page 4 — Principal Investment Risks

Response:	Subsequent to filing the Registration Statement, the Fund has changed from a passively-managed fund to an actively-managed fund and has updated the definition of “Concentration Risk” as noted below:

To the extent the Fund’s investments are concentrated in a particular industry or group of industries, the Fund may be susceptible to loss due to adverse occurrences affecting that industry or group of industries.

Page 4 – Principal Investment Risks

Comment 12.	In “Foreign Securities Risk,” please add risk disclosure that addresses Huawei Technologies Co., Ltd.’s ongoing issues with several countries, including the United States, or explain why such disclosure is not necessary.

Ms. Lisa N. Larkin
February 18, 2020

Response:	The Fund has considered the Staff’s comment but does not believe that adding risk disclosure regarding ongoing issues encountered by Huawei Technologies Co., Ltd. with other countries, including the United States, is material to the Fund’s anticipated operations. In addition, Huawei Technologies Co., Ltd. is an unlisted company and cannot be part of the Fund’s portfolio.

The Fund believes that its existing risk disclosure, which describes the material risks associated with investing in foreign companies, including 5G companies that are foreign companies, is adequate and appropriate.

Page 5 – Principal Investment Risks

Comment 13.	You have included “Derivatives Risk” as a principal risk. If this risk is principal, please add corresponding disclosure to the principal investment strategies section. Otherwise, please delete the risk. Please note that the Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010, available at (http://www. sec.gov/divisions/investment/guidance/ici073010.pdf).

Response:	The Fund advises the Staff that investing in derivatives is not a principal investment strategy; therefore, “Derivatives Risk” has been removed as a principal risk.

Page 8 – Principal Investment Risks

Comment 14.	Please consider adding risks for “New Adviser” and “New Index Provider” or explain why the additions are not necessary.

Response:	The risk disclosure entitled “New Adviser” has been added to “Principal Investment Risks” as noted below:

Limited History of Operations Risk and New Adviser Risk. The Fund and the Adviser are each newly formed and have no history of operations for investors to evaluate. As a result, investors do not have a track record from which to judge the Adviser, and the Adviser may not achieve the intended result in managing the Fund.

Ms. Lisa N. Larkin
February 18, 2020

Page 9 – Purchase and Sale of Fund Shares

Comment 15.	Please add disclosure under Item 6(a) and 6(b). See Form N-1A, Item 6(c)(ii) (“If the Fund issues shares in creation units of not less than 25,000 shares each, the Fund may omit the information required by Items 6(a) and 6(b).”).

Response:	Since the filing of the Registration Statement, the Fund has determined to raise the minimum size of Creation Units to 25,000 shares; therefore, disclosure under Item 6(a) and 6(b) is no longer required.

Page 10 – Manager of Managers Structure

Comment 16.	You state that the adviser has submitted an exemptive application to operate the Fund as a manager of managers fund. Please let us know the status of your exemptive application.

Response:	The exemptive application to operate the Fund as a manager of managers fund will be filed before the Registration Statement is declared effective.

Page 11 – Principal Investment Strategies

Comment 17.	In the paragraph that describes the components of the index, please add disclosure that describes how the components of the index are weighted, e.g., free float-adjusted, capitalization-weighted, price-weighted, equal-weighted, fundamentally-weighted, among others.

Response:	Subsequent to filing the Registration Statement, the Fund has changed from a passively-managed fund to an actively-managed fund; therefore, references to the weights of the components of the index are no longer applicable.

Page 17 – Cybersecurity

Comment 18.	Please explain why “Cybersecurity” is not a principal risk.

Response:	The Risk disclosure entitled “Cyber Security Risk” has been to “Principal Investment Risks” as noted below:

Cyber Security Risk. The Fund and its service providers may be prone to operational and information security risks resulting from breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity. Breaches in cyber security include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber-attacks. Cyber security breaches affecting the Fund or its Adviser, Sub-Adviser, custodian, transfer agent, and other third-party service providers may adversely impact the Fund. Similar types of cyber security risks are also present for issuers of securities in which the Fund may invest, which could result in material adverse consequences for such issuers and may cause the Fund’s investment in such companies to lose value.

Ms. Lisa N. Larkin
February 18, 2020

Page 27 – Cybersecurity

Comment 19.	You state that the “SEC has granted an exemptive order to the Adviser permitting registered investment companies and unit investment trusts that enter into an agreement with the Trust (“Investing Fund”) to invest in series of the Trust beyond the limits set forth in Section 12(d)(1) of the 1940 Act subject to certain terms and conditions.” Please provide us with a cite, link, or copy of such order.

Response:	Pursuant to the adoption of Rule 6c-11 under the 1940 Act, the Fund withdrew its exemptive application on October 3, 2019. Notice of the SEC’s acceptance of the Fund’s withdrawal request was provided on October 9, 2019.

Statement of Additional Information

Page 1 – General Description of Trust

Comment 20.	It is not clear whether the Fund’s creation units are purchased or redeemed primarily with cash. If they are, please disclose in the prospectus that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response:	The Fund has added the disclosure below in response to the staff’s comment.

Ms. Lisa N. Larkin
February 18, 2020

If the Fund redeems Creation Units in cash, it may bear additional costs and recognize more capital gains than it would if it redeems Creation Units in-kind.

Part C

Comment 21.	Please include the index license or sublicense agreement to which the Fund is a party as an exhibit to the registration statement, if applicable, as it is considered an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response:	Subsequent to filing the Registration Statement, the Fund has changed from a passively-managed fund to an actively-managed fund; therefore, references to the index are no longer applicable.

Comment 22.	Pursuant to Section 6(a) of the Securities Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the trustees or persons performing similar functions. We do not see signatures for a majority of the trustees or persons performing similar functions. Please address.

Response:	When the Registration Statement was filed on September 5, 2019, the Trust consisted of a sole trustee, who signed the Registration Statement. Subsequent to filing the Registration Statement, the principal executive officer, the principal financial officer and two additional trustees have been appointed. Consistent with Section 6(a) of the Securities Act, the principal executive officer and the principal financial officer and each trustee signed amendment No. 1 to the Registration Statement.

Accounting Comments

Comment 23.	The Statement of Additional Information (page 15) states that the Fund may invest in other investment companies. Please confirm if the Fund intends to invest in these types of holdings and if so, please confirm they are being monitored for inclusion in acquired fund fees and expenses.

Response:	The Fund does not intend to invest in other investment companies. In the event that the Fund does invest in other investment companies, the Fund will monitor the investment companies' fees and expenses. The Fund has deleted the disclosure in the SAI identified by the staff.

Ms. Lisa N. Larkin
February 18, 2020

Comment 24.	The Prospectus expense example (page 1) uses the expense ratio of 0.75% for each of the 1, 3, 5 and 10 year periods, despite the fact that the contractual expense limitation is only in effect through its first year of operations. Revise the costs disclosed in the 3, 5 and 10 year periods to reflect an expense ratio of 0.98% being used for years 2-10.

Response:	The expense example has been updated to reflect an expense ratio of 0.98% for the second and third years in the 3-year expense example; however, consistent with Comment 2 above, the 5-year and 10-year expense examples are not included in the Registration Statement.

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If you have any questions, please call Ryan Wheeler at (513) 352-6693 or Owen Pinkerton at (202) 263-4144.

Very truly yours,

/s/ Owen Pinkerton
Owen Pinkerton